Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    June    2003



                         PINE VALLEY MINING CORPORATION
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

PINE VALLEY MINING CORPORATION
COMMISSIONS STUDY TO EVALUATE INCREASED COAL RESERVES,
APPLIES FOR ADDITIONAL COAL LICENSES


VANCOUVER, BRITISH COLUMBIA, June 27, 2003 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "PVM") has commissioned Norwest Corporation to carry out a preliminary feasibility study on the Pine Pass resource with the aim of delineating a reserve according to Canadian National Instrument 43-101 in the proposed Willow Creek Coal Project ("Project") development area. The intent is to build on the current coal reserve base already outlined in the Willow Creek North and Central areas for which a positive feasibility study has been completed in order to obtain a firmer understanding of the increased production tonnage potential of the Project. The Company understands that sufficient drilling and quality data is already available for the Pine Pass prospect to delineate a reserve without further drilling, subject to the results of the study. The preliminary feasibility study is expected to be completed in late August 2003.

PVM also wishes to announce that it has submitted an application to extend its exploration license position within the proposed Project development area. The new exploration license applications, covering an area of 2,930 hectares (7,240 acres), will take the Project's total area under license to some 13,000 hectares (32,000 acres). The new areas are located to the north and east of the
 Project's existing Pine Pass exploration area and to the west of the Project's existing Fisher Creek area. These additional coal licenses, once granted, will provide the continuity necessary for potential mining operations in the areas of Pine Pass, Fisher Creek and Crassier Creek within the Project. All three of these prospects are within trucking distance of the currently proposed Willow Creek coal handling and preparation plant facilities, providing an excellent feed source for a possible expansion beyond the initial 900,000 tonne per year output level. However, it should be noted that a number of regulatory and economic milestones would first need to be met before pushing ahead with any development of these resources.

PVM has reviewed the data on the Pine Pass, Crassier Creek and Fisher Creek coal prospects. During the 1980's, work was performed on behalf of Shell Canada as relates to the Pine Pass prospect and on behalf of Gulf Canada as relates to the Crassier Creek and Fisher Creek prospects. The table below details the resource tonnages reported by Shell and Gulf and available through the British Columbia Ministry of Energy and Mines.

SUMMARY OF SURFACE RESOURCES (1)
Exploration Company         Prospect         Tonnes       Strip Ratio
                                           (Millions)  (Bank Cubic Metre/tonne)
Shell Canada                Pine Pass         24.7         4.58:1
Gulf Canada                 Crassier Creek    57.3         7.2:1
Gulf Canada                 Fisher Creek      21.3         7.6:1

(1)These resources do not conform to Canadian National Instrument 43-101.

The preliminary feasibility and reserve study to be carried out by Norwest Corporation will focus on the resources within the Pine Pass prospect. The resource tonnages outlined above represent an important potential benefit for the Willow Creek Coal Project both in terms of allowing potential increases in the mining rate and also in extending the life of the Project. The Company is of the view that the Project's focus should be on targeting higher production rates over time and believes that the existing reserves have the potential to sustain a phased production increase to 2 million tonnes per year. Further expansion to 3 million tonnes per year could be achievable with the delineation of a material reserve at Pine Pass. Increased reserves and increased production have the potential to materially enhance project returns.

Willow Creek currently has a positive feasibility study to exploit proven coal reserves of 15 million tonnes of raw coal with a strip ratio of 3.6:1 at a production rate of approximately 900,000 tonnes per annum. Norwest Corporation completed the feasibility study in September 2002. Much of the coal is a low-volatile PCI (pulverized coal injection) product that is in line with, or better than, most of the benchmark PCI products being produced from the world's current primary sources.


Willow Creek Coal Project Update

PVM is continuing discussions with parties to finance the estimated C$22M required to purchase Mitsui Matsushima's Joint Venture interest and construct the Willow Creek Coal Project. A number of confidentiality agreements have been signed and these parties are at thhe point of doing initial due diligence.

Tender documentation for mine construction, and possible contract mining, has been issued to contractors with the required expertise and equipment to undertake the work.

The Company continues to focus its efforts on achieving all the necessary elements to undertake initial mine construction in the summer/fall of 2003 and to be in production at a rate of 1 million tonnes per year during the quarter ending December 2003. Exact timing is dependent upon successful financing of the Project.

PINE VALLEY MINING CORPORATION

"Richard Palmer"
Richard Palmer
Chief Executive Officer
###
Contacts:
Richard Palmer                         Mark Fields
Chief Executive Officer                    President
011- 614-3947-3742                    (604) 682-4678
or within Australia 0439-473-742           Vancouver, British Columbia, Canada
Sydney, Australia                    markfields@radiant.net
rpalmer@aol7.com.au


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT

This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 25, 2002 and the Company's Annual Information Form dated January 24, 2003.


PINE VALLEY MINING CORPORATION




Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                            Pine Valley Mining Corporation

Date:     June 27, 2003                    " Richard Palmer "
                                            Chief Executive Officer